215 Euston Road London NW1 2BE United Kingdom	VIA EDGAR

September 25, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Joseph McCann
Ms. Irene Paik

Re:	Nightstar Therapeutics plc
Registration Statement on Form F-1
File No. 333-220289

Acceleration Request

Requested Date:	Wednesday, September 27, 2017
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on September 27, 2017, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as its counsel may orally request via telephone call to the staff. The Registrant hereby authorizes each of Brian Leaf and Courtney Thorne of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Brian Leaf of Cooley LLP at (703) 456-8053, or in his absence, Courtney Thorne at (617) 937-2318. Thank you for your assistance with this matter.

[Signature Page Follows]

Sincerely,

NIGHTSTAR THERAPEUTICS PLC

By:	/s/ David Fellows
David Fellows
Chief Executive Officer

cc:	Senthil Sundaram, Nightstar Therapeutics plc
Divakar Gupta, Cooley LLP
Marc Recht, Cooley LLP
Brian Leaf, Cooley LLP
Courtney Thorne, Cooley LLP